

*Via Facsimile and U.S. Mail*

October 28, 2010

Jay W. Shreiner
Executive Vice President and
Chief Financial Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

> **Re: RehabCare Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Definitive Proxy Statement filed March 23, 2010**
> **File Number: 001-14655**

Dear Mr. Shreiner:

We have reviewed your response letter dated September 28, 2010 and have the following additional comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in your response, we may have additional comments.

Definitive Proxy Statement filed on March 23, 2010

Executive Compensation, page 12

1. We acknowledge your response and we re-issue prior comment 5 in part. In this regard we note that you provide adequate disclosure regarding how the cash portion of the Long-Term Incentive Plan awards are determined but no disclosure regarding the equity portion of those awards. Also, we note that the cash portion of LTIP awards only constitutes 20% to 25% of the total awards for four of the named executive officers and 0% for one named executive officer. Please provide us with draft disclosure applicable to the stock portion of the LTIP awards that addresses the following:

- the specific corporate or individual performance criteria for each NEO;

- the targeted level of performance of each of these performance goals; and

- the level of achievement attained for each of these goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director